UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Life Time Fitness, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53217R207 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 53217R207	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Norwest Equity Partners V, LP Tax Identification No. 41-1799874
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 5,839,523 (6) SHARED VOTING POWER 0 (7) SOLE DISPOSITIVE POWER 5,839,523 (8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,839,523
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.3%
12)	TYPE OF REPORTING PERSON PA

CUSIP NO. 53217R207	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Itasca Partners V, L.L.P. Tax Identification No. 41-1799877
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 5,839,523 (6) SHARED VOTING POWER 0 (7) SOLE DISPOSITIVE POWER 5,839,523 (8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,839,523
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.3%
12)	TYPE OF REPORTING PERSON PA

CUSIP NO. 53217R207	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John E. Lindahl
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 8,020,713 (6) SHARED VOTING POWER 0 (7) SOLE DISPOSITIVE POWER 8,020,713 (8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,020,713
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.7%
12)	TYPE OF REPORTING PERSON IN

CUSIP NO. 53217R207	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George J. Still, Jr.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 5,861,123 (6) SHARED VOTING POWER 0 (7) SOLE DISPOSITIVE POWER 5,861,123 (8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,861,123
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.3%
12)	TYPE OF REPORTING PERSON IN

CUSIP NO. 53217R207	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John P. Whaley
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 8,021,554 (6) SHARED VOTING POWER 0 (7) SOLE DISPOSITIVE POWER 8,021,554 (8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,021,554
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.7%
12)	TYPE OF REPORTING PERSON IN

CUSIP NO. 53217R207	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Promod Haque
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 5,856,753 (6) SHARED VOTING POWER 0 (7) SOLE DISPOSITIVE POWER 5,856,753 (8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,856,753
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.3%
12)	TYPE OF REPORTING PERSON IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 1	(a)	Name of Issuer:

Life Time Fitness, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

6442 City West Parkway Suite 400 Eden Prairie, MN 55344

Item 2	(a)	Name of Person Filing:

		1. 2. 3. 4. 5. 6.	Norwest Equity Partners V, LP Itasca Partners V, L.L.P. John E. Lindahl George J. Still, Jr. John P. Whaley Promod Haque

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

		1.	Norwest Equity Partners V, LP 3600 IDS Center 80 South Eighth Street Minneapolis, MN 55402

		2.	Itasca Partners V, L.L.P. 3600 IDS Center 80 South Eighth Street Minneapolis, MN 55402

		3.	John E. Lindahl 3600 IDS Center 80 South Eighth Street Minneapolis, MN 55402

		4.	George J. Still, Jr. c/o Norwest Venture Partners 245 Lytton Avenue Palo Alto, CA 94301

		5.	John P. Whaley 3600 IDS Center 80 South Eighth Street Minneapolis, MN 55402

		6.	Promod Haque c/o Norwest Venture Partners 245 Lytton Avenue Palo Alto, CA 94301

This statement is filed by Norwest Equity Partners V, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Equity Partners V, LP is a Minnesota limited partnership, whose general partner is Itasca Partners V, L.L.P. John E. Lindahl, George J. Still, Jr. and Promod Haque are the managing partners and John P. Whaley is the managing administrative partner of Itasca Partners V, L.L.P.

Item 2	(c)	Citizenship:

		1.	Norwest Equity Partners V, LP: Minnesota
		2.	Itasca Partners V, L.L.P.: Minnesota
		3.	John E. Lindahl: United States of America
		4.	George J. Still: United States of America
		5.	John P. Whaley: United States of America
		6.	Promod Haque: United States of America

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

53217R207

Item 3	Not Applicable

Item 4	Ownership:

(1) Norwest Equity Partners V, LP (“NEP V”): At January 3, 2005, NEP V owned of record 5,839,523 shares of Issuer’s common stock (“Common Stock”). This amount represents 17.3% of the total shares of Common Stock outstanding at that date.

(2) Itasca Partners V, L.L.P. (“Itasca V”): At January 3, 2005, Itasca V may be deemed to have beneficially owned, by virtue of its affiliation with NEP V, 5,839,523 shares of Common Stock. This amount represents 17.3% of the total shares of Issuer’s Common Stock outstanding at that date.

(3) John E. Lindahl: At January 3, 2005, John E. Lindahl may be deemed to have beneficially owned 8,020,713 shares of Common Stock consisting of the following: (1) 5,839,523 shares of Common Stock by virtue of his status as the managing partner of Itasca V, the general partner of NEP V, the record owner of such shares; (2) 814,088 shares of Common Stock by virtue of his status as the managing partner of Itasca LBO Partners VI, LLP (“Itasca VI”), the general partner of Norwest Equity Partners VI, LP, a limited partnership (“NEP VI”), the record owner of such shares; (3) 1,346,389 shares of Common Stock by virtue of his status as the managing partner of Itasca LBO Partners VII, LLP (“Itasca VII”), the general partner of Norwest Equity Partners VII, LP, a limited partnership (“NEP VII”), the record owner of such shares; and (4) an additional 20,713 shares of Common Stock received in pro rata partnership distributions from NEP V, NEP VI and NEP VII, including 19,872 shares held in a family partnership. This amount represents 23.7% of the total shares of Common Stock outstanding at that date.

(4) George J. Still, Jr.: At January 3, 2005, George J. Still, Jr. may be deemed to have beneficially owned 5,861,123 shares of Common Stock consisting of 5,839,523 shares of Common Stock by virtue of his status as a managing partner of Itasca V, the general partner of NEP V, the record owner of such shares, and an additional 21,600 shares of Common Stock received in pro rata partnership distributions from NEP V, NEP VI and NEP VII, including 8,245 shares held in a family partnership. This amount represents 17.3% of the total shares of Issuer’s Common Stock outstanding at that date.

(5) John P. Whaley: At January 3, 2005, John P. Whaley may be deemed to have beneficially owned 8,021,554 shares of Common Stock, consisting of the following: (1) 5,839,523 shares of Common Stock by virtue of his status as the managing administrative partner of Itasca V, the general partner of NEP V, the record owner of such shares; (2) 814,088 shares of Common Stock by virtue of his status as the managing administrative partner of Itasca VI, the general partner of NEP VI, the record owner of such shares; (3) 1,346,389 shares of Common Stock by virtue of his status as the managing administrative partner of Itasca VII, the general partner of NEP VII, the record owner of such shares; and (4) an additional 21,554 shares of Common Stock received in pro rata partnership distributions from NEP V, NEP VI and NEP VII, including 14,374 shares held in a family partnership. This amount represents 23.7% of the total shares of Common Stock outstanding at that date.

(6) Promod Haque: At January 3, 2005, Promod Haque may be deemed to have beneficially owned 5,856,753 shares of Common Stock consisting of 5,839,523 shares of Common Stock by virtue of his status as a managing partner of Itasca V, the general partner of NEP V, the record owner of such shares, and an additional 17,230 shares of Common Stock received in pro rata partnership distributions from NEP V, NEP VI and NEP VII, including 7,438 shares held in a family partnership. This amount represents 17.3% of the total shares of Issuer’s Common Stock outstanding at that date.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2005

NORWEST EQUITY PARTNERS V, LP

By ITASCA PARTNERS V, L.L.P., as general partner

By:	/s/ John P. Whaley
John P. Whaley, Managing Administrative Partner

AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Equity Partners V, LP on its own behalf and on behalf of (a) Itasca Partners V, L.L.P., a Minnesota limited liability partnership, whose general partners are the following individuals: (a) John E. Lindahl, (b) George J. Still, Jr., (c) John P. Whaley and (d) Promod Haque.

Dated: February 14, 2005

NORWEST EQUITY PARTNERS V, LP

By ITASCA PARTNERS V., L.L.P.

/s/ John P. Whaley
John P. Whaley, As Managing Administrative Partner

ITASCA PARTNERS V, L.L.P.

/s/ John P. Whaley
John P. Whaley, As Managing Administrative Partner

/s/ John P. Whaley
John P. Whaley as Attorney-in-fact John E. Lindahl

/s/ John P. Whaley
John P. Whaley as Attorney-in-fact George J. Still, Jr.

/s/ John P. Whaley
John P. Whaley

/s/ Promod Haque
Promod Haque